SOUTHERN STAR ENERGY INC.

110 Cypress Station Drive, Suite 152

Houston, TX 77090

April 3, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Jennifer O’Brien
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated March 24, 2009, regarding

Southern Star Energy Inc.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Filed August 29, 2008

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Filed January 14, 2009

File No. 000-52106

Ladies and Gentlemen:

Southern Star Energy Inc. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the March 24, 2009 letter regarding the above-referenced Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission ( the “SEC”) on August 29, 2008 (the “Form 10-KSB”) and Quarterly Report on Form 10-Q, as filed with the SEC on January 14, 2009 (the “Form 10-Q”) (File No. 000-52106). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Please note that we are filing our amendment number one to the Form 10-KSB (the “Form 10-KSB/A”) concurrently herewith.

Our responses are as follows:

Form 10-KSB for the Fiscal Year Ended May 31, 2008

SEC Comment

Consolidated Statements of Cash Flows, page 43

1. We have considered the explanation you provided in response to our prior comment number four and do not believe it is necessary to revise your original presentation.

Securities and Exchange Commission

April 3, 2009

Company Response

Based on the SEC comment above, the Company has not revised it original presentation.

SEC Comment

Note 13. Restructuring agreement, page 56

2. With reference to your accounting for the transfer of the Surge Marketing shares and receipt/cancellation of shares of the Company’s common stock from Mr. Mutter described in your response to our prior comment number six, please explain why you believe the closing price of your common stock on April 5, 2007 of $1.00 did not represent the fair value of the shares of the Company’s common stock received.

Company Response

Prior to the Restructuring Agreement and the commencement of trading of the Company’s shares on the OTC Bulletin Board on November 13, 2006, the Company’s common shares had no value as the Company had negative equity prior to the restructuring and the fair value of the stock was not otherwise readily determinable. Accordingly, and considering the guidance in EITF Issue 99-12, we determined that the fair value of the received and cancelled common shares was $0 as the number of the Company’s common shares to be returned and cancelled was determined on November 6, 2006, the date the Company executed the Restructuring Agreement (the “Restructuring Date”). Between the Restructuring Date and April 5, 2007, when the Company received and cancelled the common stock from Mr. Mutter and Mr. Hollmann, the Company acquired a property interest and listed its shares on the OTC Bulletin Board. The $1.00 closing price on April 5, 2007 did not represent the fair value of the Company’s common shares on the Restructuring Date.

SEC Comment

3. We also note, with respect to the 20% working interest you acquired and recorded at historical value or $0, your analogy to SAB Topic 5G and Appendix D of FAS 141 in your response to our prior comment number six. In response, you state “Since at the time of the restructuring Mr. Boehnke was a director and officer of the Company and Big Sky is wholly-owned by Mr. Boehnke, the Company concluded that Mr. Boehnke could be considered a ‘promoter’ and that the guidance in SAB Topic 5G applies to the transactions contemplated by the Restructuring Agreement.” Please explain to us in further detail why you believe analogy to SAB Topic 5G is appropraite in this fact pattern and specifically address the timing requirement that the exchange occur prior to or contemporaneously with a first-time public offering. Furthermore, please expand your reference to Appendix D of FAS 141 by clarifying why you believe the transaction to acquire the 20% working interest was completed by common control entities.

Company Response

On November 6, 2006, the Company entered into the Restructuring Agreement with Southern Star Operating, Big Sky, Mr. Boehnke, Mr. Mutter and Mr. Hollmann. Pursuant to the terms of the Restructuring Agreement (as amended), Big Sky, a private British Columbia company wholly-owned by Mr. Boehnke, agreed to assign to the Company Big Sky’s rights under a prospect acquisition agreement to purchase a 20% working interest in the Sentell Field. Prior to entering the Restructuring Agreement, Big Sky had neither made any payments nor acquired any property under the prospect acquisition agreement. Therefore, upon the closing of the Restructuring Agreement, Big Sky had no basis in the

Securities and Exchange Commission

April 3, 2009

Sentell Field property and simply transferred to the Company a right to purchase the Sentell Field working interest, not the interest itself. Therefore, in accordance with SAB Topic 5G, the Company recorded no value for the transfer of the 20% interest in Sentell Field from Big Sky to the Company as there was no historical cost related to the 20% interest. The Company has clarified its disclosures in the Form 10-KSB/A to address this issue.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

SEC Comment

Note 5. Bank Debt, page 8

4. We note from your response to our prior comment number 11 that you have not recorded a liability for the remaining $650,000 amount you agreed to pay to Imperial as an additional cash fee totaling “3% of the gross proceeds of each funding in excess of the initial $5,000,000 borrowing base which the Company receives under the Amended Credit Agreement until Imperial has received the total fee of $750,000 (or 3% of the $25,000,000 maximum commitment under the Amended Credit Agreement).” Your response indicates the “Company does not believe that the remaining commitment to Imperial meets the definition of a liability;” in that you believe “It is not yet probable that such amounts will be paid as the Company’s borrowing base has not been increased above the $5,000,000 initial borrowing base and any such increase is at the sole discretion of the lender.” Based on this statement, please explain the facts and circumstances that led to your payment of $150,000 of the total $750,000 agreed upon amount in cash to Imperial. In this regard, it appears you have already received funding in excess of the initial $5,000,000 borrowing base under the Amended Credit Agreement. As such, it continues to remain unclear to us why you believe the remaining $650,000 should not be accrued for as a liability at November 30, 2008.

Company Response

The $150,000 paid to Imperial was determined as follows:

Initial borrowing base under the Amended Credit Agreement	$5,000,000
Multiplied by	3%
Cash fee payable to Imperial	$150,000

Additional amounts due to Imperial are to be 3% of the gross proceeds of each funding in excess of the initial $5 million dollar borrowing base under the Amended Credit Agreement. Accordingly, fees will be payable to Imperial only when the Company borrows amounts in excess of the initial $5,000,000 borrowing base. Currently, the Company’s borrowing base remains at the initial $5,000,000, meaning that we cannot borrow additional funds under the Amended Credit Agreement. Since we cannot borrow additional funds, no amounts are due to Imperial. Furthermore, the borrowing base is determined at the sole discretion of the lender based on their assessments of the value of our oil and gas reserves. We do not currently believe that the value of our oil and gas reserves is such that the lender will increase the borrowing base in the near future.

Closing Comments

The Company acknowledges that:

Securities and Exchange Commission

April 3, 2009

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding the Form 10-KSB, Form 10-Q, the Form 10-KSB/A or this response letter, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133 or Neil Dougherty at 303-628-1519.

Sincerely,

Southern Star Energy Inc.

/s/ Christopher H. Taylor

Christopher H. Taylor

Chief Financial Officer